EDGAR

December 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Wilson K. Lee Senior Staff Accountant

Peter McPhun Staff Accountant

Re:	Tejon Ranch Co. Form 10-K for Fiscal Year Ended December 31, 2014 Filed on March 16, 2015 File No. 001-7183

Dear Mr. Lee,

This letter responds to your letter dated November 17, 2015, regarding the above-captioned filing by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1.	In future Exchange Act reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Response

In response to this comment, in future Exchange Act reports we will include the following information in our discussion of real estate operations:

During the term of each lease, we monitor the credit quality of our client tenants by (i) reviewing the credit rating of tenants that are rated by a nationally recognized credit rating agency, (ii) reviewing financial statements of the client tenants that are publicly available or that are required to be delivered to us pursuant to the applicable lease, (iii) monitoring news reports regarding our tenants and their respective businesses, and (iv) monitoring the timeliness of lease payments. We have employees who are assigned the responsibility for assessing and monitoring the credit quality of our tenants and any material changes in credit quality.

Item 1. Business, page 4

Real Estate Operations, page 6

2.	In future Exchange Act reports, and to the extent you have a material development portfolio, please disclose anticipated completion dates, costs incurred to date and estimated costs to completion for each of your developments.

Response

The Company acknowledges its responsibility to provide readers of our Exchange Act reports and related financial information with adequate disclosures to make informed decisions.

With respect to our development portfolio, we disclose the current progress of each development (i.e., entitlement, tract map process, etc.). We are embarking on four master planned communities that can take up to 25 years, or greater, to complete from commencement of construction. Numerous positive and negative factors that can significantly impact the timing and cost of these developments over that period. We are unable to determine anticipated completion dates for our real estate development projects with certainty because the time for completion is heavily dependent on the regulatory approvals necessary for land development and, in cases where litigation has been brought, the decisions of applicable courts. Also, as a real estate developer, we are cognizant of the micro- and macro-economic factors that have a significant influence on the real estate sector. As a developer, one would be at an economic disadvantage to bring product to market with no willing or able buyers. This ebb and flow of the economy also plays into the timing of our completion date. As such, it is our view that disclosing anticipated completion dates for our developments could be misleading to readers of our Exchange Act reports and related financial information due to the changing nature of the entitlement process and the timing of the start of development for our residential projects.

With respect to disclosing costs incurred to date, we note that costs incurred to date on our developments are disclosed on the face of our balance sheet under the caption, Real Estate Development. In future Exchange Act reports, we will disclose the costs incurred to date associated with each of our four significant developments in Part I, Item 1 of the our Form 10-K.

With respect to disclosing estimated costs to completion, it is our view that the disclosure of such estimates for each development could be misleading to readers of our Exchange Act reports and related financial information. We currently have various options for completing our developments, all of which can lend themselves to significant differences in estimating costs to complete. When we consider market conditions and overall company strategy, we can: (a) sell plots of land and pass the vertical and horizontal construction costs to the buyers; (b) enter into partnerships with other entities to share in the development costs; or (c) finance the development ourselves and shoulder the entire burden of costs.

For projects in the early stages of development, we have not determined which capital structure would be most appropriate for completion of such project. In our view, disclosing the estimated costs to completion under these various options would not provide any meaningful information to the readers of our Exchange Act reports and related financial information, especially for the three residential projects that have not entered the development phase because of their significant uncertainty and variability (i.e., such disclosures would not be reliable or relevant). Costs will also fluctuate over the life of these projects as a result of the cost of labor and raw materials and the timing of approvals and other activity. The uncertainty of estimated costs to completion is compounded by the potential impact of inflation, which will fluctuate with the equally uncertain completion dates for our projects.

With that said, we will include a table with the following information for all relevant years in our discussion of real estate operations in future Exchange Act reports:

Project	Location	Product type	Acres at December 31, 2015	Original planned units/square feet	Cost to date (in millions)	Estimate to complete (in millions)	Estimate at completion (in millions)
Tejon Mountain Village	Tejon, California	Residential	24,000 acres	3,050 units	$104.2	A	B
Grapevine Development Area	Tejon, California	Residential	8,000 acres	12,008 units	$16.9	A	B
Centennial	Tejon, California	Residential	11,000 acres	19,333 units	$78.5	A	B
Tejon Ranch Commerce Center	Tejon, California	Retail/Industrial	14,050 acres	20 million sqft	$72.3	$76.6	$148.9

A	Estimated project costs have a wide range depending on capital structure.
B	Estimated completion anticipated to be 25 years, or greater, from commencement of construction, to-date construction has not begun.

Customers, page 10

3.	We note your disclosure that no customer represented 10% of more of your revenues in 2014. In future Exchange Act periodic reports, to the extent any of your leaseholders represent 5% or more of your revenues, please disclose your tenant concentration.

Response

In response to this comment, in future Exchange Act reports, to the extent any of our leaseholders represent 5% of more of our revenues, we will disclose information similar to the following regarding our tenant concentration:

In 2015 and 2014, the Pastoria power plant lease generated approximately 9% and 7% of our total revenues, respectively. No other customer represents 5% or more of our revenues in 2015 and 2014.

Item 2. Properties, page 16

4.	We note that you lease land to various types of tenants. In future Exchange Act periodic reports, please include a schedule of the lease expirations for each of the ten years starting with the year in which the annual report is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area of square feet covered by such leases (or other appropriate metric), (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response

In response to this comment, in future Exchange Act reports we will disclose information similar to the following regarding our lease expirations:

Summary of lease expiration

The following table summarizes information with respect to the lease expirations as of September 30, 2015.

Year of Lease Expiration	Number of Leases Expiring	Rentable square feet of Expiring Leases		Annualized Base Rent	Percentage of Gross Annual Rent
2015	0	—		—	0.0%
2016	0	—		—	0.0%
2017	4	69,409		201,941	3.4%
2018	2	4,192		278,811	5.1%
2019	0	—		—	0.0%
2020	2	55,596		227,190	4.2%
2021	1	60,722		69,384	1.4%
2022	1	3,824		47,589	1.0%
2023	2	4,640		201,353	4.4%
2024	0	—		—	0.0%
2025	2	4,613		231,116	5.3%
Thereafter	5	1,588,072	[1]	3,796,948	—

1 -	This amount includes 32 acres of the Pastoria ground lease.

5.	In future Exchange Act periodic reports, to the extent material and known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Response

In response to this comment, in future Exchange Act reports, to the extent material and known by management, we will include disclosures that address the relationship between rates on leases expiring in the current year and current market rents for this space.

We anticipate disclosing the following in our Form 10-K for the year ended December 31, 2015:

For the year ended December 31, 2015, we have no leases expiring.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

6.	In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents, as adjusted for free rent periods.

Response

In response to this comment, when applicable, in future Exchange Act reports we will present a comparison of new rents on renewed leases to prior rents, as adjusted for free rent periods.

We will anticipate disclosing the following in our Form 10-K for the year ended December 31, 2015:

For the year ended December 31, 2015, we have no material lease renewals.

Item 15(a)(1) – Financial statements, page 49

Notes to consolidated financial statements, page 58

Note 8. Line-of-credit and long-term debt, page 68

7.	Please revise future periodic filings to include the disclosures for long term obligations outlined within paragraph 470-10-50-1 of the Financial Accounting Standards Codification.

Response

In response to the comment above, in future Exchange Act reports we will include in the notes to our consolidated financial statements a table reflecting the maturities on our long term obligations in accordance with 470-10-50-1 of the Financial Accounting Standards Codification. The table consist of information from two of the rows of the table shown in the “Financial Market Risks” section of Part II, Item 7A of the our Form 10-K for Fiscal Year Ended December 31, 2014 on page 37.

We will anticipate disclosing the following table in our Form 10-K for the year ended December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt ($4.75M note)	$255	$266	$277	$289	$302	$2,826	$4,215
Long-term debt ($70.0M note)	$561	$3,393	$3,563	$3,715	$3,881	$54,887	$70,000

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (661) 663-4222.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda Executive Vice President and Chief Financial Officer Tejon Ranch Co.